Exhibit 12

H.B. FULLER COMPANY

Computations of Ratios of Earnings to Fixed Charges and

Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

(Thousands of Dollars)

	Fiscal Year
	2008	2007	2006	2005	2004
Ratio of Earnings to Fixed Charges:
Earnings:
Income from continuing operations before income taxes, minority interests, equity investments and cumulative effect of accounting change	$10,208	$136,887	$94,037	$73,400	$36,132
Add:
Interest expense	15,567	13,589	17,824	13,213	14,650
Interest portion of rental expense	601	625	987	1,181	1,158
Distributed earnings of 20-50% owned companies	—	—	—	—	—

Total Earnings Available for Fixed Charges	$26,376	$151,101	$112,848	$87,794	$51,940

Fixed charges:
Interest on debt	$15,048	$12,920	$17,526	$12,674	$14,490
Interest portion of rental expense	601	625	987	1,181	1,158

Total fixed charges	$15,649	$13,545	$18,513	$13,855	$15,648

Ratio of earnings to fixed charges	1.7	11.2	6.1	6.3	3.3

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total fixed charges, as above	$15,649	$13,545	$18,513	$13,855	$15,648
Dividends on preferred stock (pretax basis)	—	—	—	—	—

Total fixed charges and preferred stock dividends	$15,649	$13,545	$18,513	$13,855	$15,648

Earnings available for fixed charges and preferred stock dividends	$26,375	$151,101	$112,848	$87,794	$51,940

Ratio of earnings to fixed charges and preferred stock dividends	1.7	11.2	6.1	6.3	3.3